                                                FILED PURSUANT TO RULE 424(B)(3)
                                                      REGISTRATION NO. 333-34815

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 5, 1997)

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

                                 983,156 SHARES
                                  COMMON STOCK
                            ------------------------

     This Prospectus Supplement provides updated information to the section entitled "Selling Stockholders" in the Prospectus dated September 5, 1997 (the "Prospectus").

                              SELLING STOCKHOLDERS

     S.E. (Gene) Davis is in the process of transferring 130,000 shares of the common stock, par value $.025 per share (the "Common Stock"), of Graham-Field Health Products, Inc. (the "Company") to The Gene and Nancy Davis Charitable Remainder Unitrust (the "Davis Trust").

     The table set forth below contains certain information regarding ownership of Common Stock by S.E. (Gene) Davis, Vicki Ray, L.I.P. Services, Inc., Nancy Davis and the Davis Trust (collectively, the "Selling Stockholders"). The Selling Stockholders may offer all or part of the Common Stock which they hold pursuant to the offering contemplated by the Prospectus.

           The date of this Prospectus Supplement is December 9, 1997

                                    TABLE I

                                                SHARES OF                      NO. OF SHARES
                                                 COMMON         SHARES OF        OF COMMON
                                               STOCK OWNED       COMMON            STOCK
                   SELLING                      PRIOR TO       STOCK BEING      OWNED AFTER
                 STOCKHOLDER                    OFFERING         OFFERED        OFFERING(1)
---------------------------------------------  -----------     -----------     -------------
S.E. (Gene) Davis(2).........................    715,698         715,698            235
Vicki Ray(2).................................    137,184         137,184              0
L.I.P. Services, Inc.(3).....................        463             463              0
Nancy Davis(4)...............................         46              46              0
The Davis Trust(5)...........................    130,000         130,000              0
                                                 -------         -------            ---
          Total..............................    983,391         983,156            235
                                                 =======         =======            ===

---------------
(1) The calculation of the number of shares of Common Stock owned after the offering assumes the sale of all shares offered hereby.

(2) Pursuant to the terms of the Agreement and Plan of Reorganization, dated August 28, 1997, by and among the Company, S.E. (Gene) Davis and Vicki Ray, the number of shares of Common Stock received by these Selling Stockholders in the transaction may be subject to reduction under certain circumstances.

(3) L.I.P. Services, Inc. is a company 100% owned and controlled by S.E. (Gene) Davis.

(4) Nancy Davis is the wife of S.E. (Gene) Davis.

(5) The trustee of the Davis Trust is Merrill Lynch Company of North Carolina and the beneficiaries of the Davis Trust are S.E. (Gene) Davis and Nancy Davis.

PROSPECTUS

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

                                 983,156 SHARES
                                  COMMON STOCK

     The 983,156 shares of the common stock, par value $.025 per share (the "Common Stock") of Graham-Field Health Products, Inc. (the "Company"), offered hereby are being sold by the holders of the Common Stock named herein under "Selling Stockholders" (the "Selling Stockholders"). The outstanding Common Stock of the Company is, and the Common Stock offered hereby will be, listed on the New York Stock Exchange (the "NYSE"). On August 29, 1997, the last reported sale price of the Common Stock on the NYSE was $14.81 per share.

     The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby. Any or all of the Common Stock covered by this Prospectus may be sold, from time to time, by means of the transactions described under "Plan of Distribution" below.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The Date of this Prospectus is September 5, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at its regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, on payment of prescribed charges. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information filed by the Company with the Commission through its Electronic Data Gathering Analysis and Retrieval (EDGAR) System. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock, $.025 par value, of the Company (the "Common Stock") offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission, and the exhibits relating thereto, which have been filed with the Commission. Copies of the Registration Statement and the exhibits are on file at the offices of the Commission and may be obtained upon payment of the fees prescribed by the Commission, or examined without charge at the public reference facilities of the Commission described above.

     No person is authorized in connection with the offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company, the Selling Stockholders set forth under "Selling Stockholders" or any underwriter. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall under any circumstance imply that the information herein is correct as of any date subsequent to the date hereof.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          (b) The Company's Current Report on Form 8-K dated as of March 12, 1997, as amended by Form 8-K/A dated as of May 12, 1997 (Date of Event:
     February 28, 1997);

          (c) The Company's Current Report on Form 8-K dated as of March 21, 1997, as amended by Form 8-K/A dated as of May 19, 1997 (Date of Event:
     March 7, 1997);

          (d) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, as amended by Form 10-Q/A dated July 9, 1997;

          (e) The Company's Current Report on Form 8-K dated as of May 14, 1997 (Date of Event: May 1, 1997);

          (f) The Company's Current Report on Form 8-K dated as of July 17, 1997 (Date of Event: July 17, 1997); and

          (g) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish, without charge, to any person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon such person's written or oral request, a copy of any and all of the information filed by the Company that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference herein unless such exhibits are specifically incorporated by reference in such information). Requests for such copies should be directed to the Company at 400 Rabro Drive East, Hauppauge, New York 11788, Attention: Corporate Secretary (telephone number (516) 582-5900).

                                  THE COMPANY

     The Company and its wholly owned subsidiaries (collectively, the "Company") manufacture, market and distribute medical, surgical and a broad range of other healthcare products into the home healthcare and medical/surgical markets through a vast dealer network in North America. The Company also markets and distributes its products throughout Europe, Central and South America, and Asia.

     The Company markets and distributes approximately 23,000 products under its own brand names and under suppliers' names throughout the United States, Canada, Mexico, Europe, Central and South America, and Asia. The Company maintains distribution and manufacturing facilities throughout the United States, Canada, Mexico and Puerto Rico. The Company's products are marketed to approximately 18,500 customers, principally hospital, nursing home, physician and home healthcare dealers, healthcare product wholesalers and retailers, including drug stores, catalog companies, pharmacies and home-shopping related businesses.

     The Company's principal products and product lines include durable medical equipment (such as wheelchairs, homecare beds, ambulatory aids, bathroom and safety equipment), sphygmomano-meters (blood pressure measuring devices), stethoscopes, ECG instruments, electronic thermometers, infrared heat treatment devices, adult incontinence products, nutritional supplements, specialty cushions and mattresses for the treatment and prevention of pressure sores, medicated and rubber elastic bandages, respiratory equipment and supplies, urologicals, ostomy products, wound care products, infection control products, first aid supplies, laboratory supplies, antiseptics, topical anesthetics and sterile disposable medical products. During the year ended December 31, 1996, approximately 28% of the Company's revenues were derived from products manufactured by the Company, approximately 18% were derived from imported products, and approximately 54% were derived from products purchased from domestic sources, which includes products purchased from Everest & Jennings International Ltd. ("Everest & Jennings"), which was acquired by the Company on November 27, 1996. As a result of recent acquisitions, including the acquisition of Everest & Jennings, the revenues of the Company derived from self-manufactured products accounted for approximately 45% of all revenues for the three months ended March 31, 1997.

     The Company was organized under the laws of the State of Delaware on April 6, 1981 under the name, Patient Technology, Inc. On May 27, 1988, the Company changed its name to Graham-Field Health Products, Inc. Except where the context otherwise requires, the word "Company" as used herein includes all of its subsidiaries. The Company's executive offices are located at 400 Rabro Drive East, Hauppauge, New York 11788 and its telephone number is (516) 582-5900.

MEDICAL SUPPLIES OF AMERICA, INC.

     On August 28, 1997, the Company acquired all of the issued and outstanding capital stock of Medical Supplies of America, Inc., a Florida corporation ("Medapex"), pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement") dated August 28, 1997, by and among the Company, S.E. (Gene) Davis ("Davis") and Vicki Ray ("Ray"; Ray and Davis are collectively referred to as the "Principal Stockholders"). In accordance with the terms of the Reorganization Agreement, the Principal Stockholders received in the aggregate 960,000 shares of Common Stock in exchange for their shares of Medapex. In connection with the transaction, the Company acquired Medapex's principal corporate headquarters and distribution facility (the "Medapex Facility"), pursuant to a Real Estate Sales Agreement dated August 28, 1997 (the "Real Estate Sales Agreement"), by and between the Company and BBD&M, a Georgia limited partnership and an affiliate of Medapex. Pursuant to the terms of the Real Estate Sales Agreement, the Company acquired the Medapex Facility for a purchase price consisting of (i) $622,335 payable (x) by the issuance of 23,156 shares of common stock of the Company issued to Davis, Nancy Davis ("ND"), the wife of Davis, and L.I.P. Services, Inc. ("LSI"), a company 100% owned and controlled by Davis, and (y) in cash in the amount of $311,167, and (ii) the assumption of debt in the amount of $477,664. The Company also entered into a registration rights agreement dated as of August 28, 1997 (the "Registration Rights Agreement"), with the Principal Stockholders, ND and LSI (collectively, the "Selling Stockholders") pursuant to which the Company agreed to register for resale the shares of Common Stock acquired by the Selling Stockholders pursuant to the Reorganization Agreement and Real Estate Sales Agreement.

                              SELLING STOCKHOLDERS

     The Selling Stockholders acquired the 983,156 shares of Common Stock offered hereby from the Company pursuant to the Reorganization Agreement and Real Estate Sales Agreement. The Company has agreed to register the Graham-Field Stock offered hereby, and may from time to time supplement or amend this Prospectus, as required, to provide additional information with respect to the Selling Stockholders.

     The table set forth below contains certain information regarding ownership of Common Stock by the Selling Stockholders. The Selling Stockholders may offer all or part of the Graham-Field Stock which they hold pursuant to the offering contemplated by this Prospectus.

                                    TABLE I

                                                        SHARES OF                        NO. OF SHARES
                                                       GRAHAM-FIELD      SHARES OF        OF GRAHAM-
                                                       STOCK OWNED      GRAHAM-FIELD      FIELD STOCK
                       SELLING                           PRIOR TO       STOCK BEING       OWNED AFTER
                     STOCKHOLDER                         OFFERING         OFFERED         OFFERING(1)
-----------------------------------------------------  ------------     ------------     -------------
S.E. (Gene) Davis(2).................................     845,698          845,463            235
Vicki Ray(2).........................................     137,184          137,184              0
L.I.P. Services, Inc.(3).............................         463              463              0
Nancy Davis(4).......................................          46               46              0
                                                          -------          -------            ---
          Total......................................     983,391          983,156            235
                                                          =======          =======            ===

---------------
(1) The calculation of the number of shares of Graham-Field Stock owned after the offering assumes the sale of all shares offered hereby.

(2) Pursuant to the terms of the Reorganization Agreement, the number of shares of Common Stock received by these Selling Stockholders in the transaction may be subject to reduction under certain circumstances.

(3) L.I.P. Services, Inc. is a company 100% owned and controlled by S.E. (Gene) Davis.

(4) Nancy Davis is the wife of S.E. (Gene) Davis.

                              PLAN OF DISTRIBUTION

     The Company will not receive any of the proceeds from the sale by the Selling Stockholders of the Common Stock offered hereby. Any or all of the shares of Common Stock may be sold from time to time (i) to or through dealers,
(ii) directly to one or more other purchasers, (iii) through brokers and agents, or (iv) through a combination of any such methods of sale. These transactions may include sales from time to time on the New York Stock Exchange or other trading market for the Common Stock, block transactions, special offerings, negotiated transactions or a combination of methods of sales. The Selling Stockholders and any such dealers or agents that participate in the distribution of the Common Stock may be deemed to be underwriters within the meaning of the Securities Act, and any profit on the sale of the Common Stock by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Common Stock may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices; these prices may be at market prices prevailing at the time or related to such prevailing prices. Such prices will be determined by the Selling Stockholders or by an agreement between the Selling Stockholders and brokers or dealers. Brokers or dealers acting in connection with the sale of Common Stock contemplated by this Prospectus may receive fees, discounts or commissions in connection therewith, which fees, discounts or commissions may be in excess of customary commissions. The Common Stock may also be sold pursuant to Rule 144 of the Commission, in which case this Prospectus will not be delivered.

     The Selling Stockholders may from time to time pledge shares of the Common Stock owned by them to secure margin or other loans made to one or more of the Selling Stockholders or to entities in which one or more of the Selling Stockholders have a direct or indirect equity interest. Thus, the person or entity receiving a pledge of any shares of the Common Stock may sell them in a foreclosure sale or otherwise in the same manner as described above for a Selling Stockholder.

     At the time a particular offer of Common Stock is made, if and to the extent required, a supplement to this Prospectus will be distributed which will identify and set forth the aggregate number of shares of Common Stock being offered and the terms of the offering, including the name or names of any dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Stockholders and/or the Company and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. Such supplement to this Prospectus and, if necessary, a post-effective amendment to the Registration of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Common Stock.

     The outstanding Common Stock is listed on the NYSE.

     In order to comply with certain states' securities laws, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Common Stock may not be sold unless it has been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available.

     Under the terms of the Registration Rights Agreement with the Selling Stockholders, the Company has agreed to use its best efforts to keep the Registration Statement of which this Prospectus is a part continuously effective for a period of up to two years from the date the Registration Statement is first declared effective by the Commission.

     Pursuant to the agreement with the Selling Stockholders, the Company has agreed to pay any and all expenses incident to the performance of or compliance with such agreement including, among other things, registration and filing fees, fees and expenses incurred in connection with compliance with securities or blue sky laws of the applicable states, fees and disbursements of counsel and independent public accountants for the Company.

                                 LEGAL MATTERS

     The legality of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Milbank, Tweed, Hadley & McCloy.

                                    EXPERTS

     The consolidated financial statements and schedule of Graham-Field Health Products, Inc. (the "Company") appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.